UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

A-MARK PRECIOUS METALS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

00181T10
(CUSIP Number)

Spencer D. Klein
Morrison & Foerster LLP
1290 Avenue of the Americas
New York New York 10104
(212) 468-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2014
(Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00181T10		SCHEDULE 13D/A	Page 2 of 6
1			Name of Reporting Persons AFINSA BIENES TANGIBLES S.A. EN LIQUIDACION
2	Check the Appropriate Box If A Member of a Group (See Instructions)		(a) ☐ (b) ☐
3			SEC Use Only
4			Source of Funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization SPAIN
Number of	7	Sole Voting Power 5,520
Shares Beneficially Owned by	8	Shared Voting Power 373,513
Each Reporting Person with:	9	Sole Dispositive Power 5,520
	10	Shared Dispositive Power 373,513
11			Aggregate Amount Beneficially Owned by Each Reporting Person 379,033
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13			Percent of Class Represented by Amount in Row (11) 5.1%
14			Type of reporting person (See Instructions) CO and HC

CUSIP NO. 00181T10		SCHEDULE 13D/A	Page 3 of 6
1			Name of Reporting Persons AUCTENTIA, S.L.
2	Check the Appropriate Box If a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3			SEC Use Only
4			Source of funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization SPAIN
Number of	7	Sole Voting Power None
Shares Beneficially Owned by	8	Shared Voting power 373,513
Each Reporting Person with:	9	Sole Dispositive Power None
	10	Shared Dispositive Power 373,513
11			Aggregate Amount Beneficially Owned by Each Reporting Person 379,033
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13			Percent of Class Represented by Amount in Row (11) 5.0%
14			Type of Reporting Person (See Instructions) OO

Item 1.            Security and Issuer.

This Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.01 per share (the “Common Stock”), of A-Mark Precious Metals, Inc. (the “Issuer”).  The principle executive offices of the Issuer are located at 429 Santa Monica Blvd., Suite 2390, Santa Monica, CA 90401.

Item 2.            Identity and Background.

(a) This Statement is being filed by AFINSA, a Spanish domiciled corporation and sole stockholder of Auctentia, a Spanish domiciled corporation. This Statement is being filed by AFINSA with respect to 379,033 shares of Common Stock owned by AFINSA, directly and indirectly via Auctentia.

(b) The principal executive offices of AFINSA and Auctentia are located at Lagasca 88, 28001, Madrid, Spain.

(c) The principal business of the Reporting Persons is the trading and auctioning of rare stamps, coins, art objects and antiques.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

(f) Spain.

Item 3.            Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.            Purpose of Transaction.

The Reporting Persons have consummated the transaction described in Item 6, pursuant to which they acquired a substantial portion of their interest in the Issuer.

Item 5.            Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 379,033 shares of Common Stock, which represents approximately 5.1% of the outstanding shares of Common Stock.

(b)(i) AFINSA has the sole power to vote and direct the vote and dispose or direct the disposition of 5,520 shares of Common Stock; and (ii) AFINSA and Auctentia have shared power to vote or direct the vote and to dispose or direct the disposition of 373,513 shares of Common Stock.

(c) See Item 6 for a summary of the transaction pursuant to which the Reporting Persons acquired a substantial portion of the Common Stock previously owned by them.

(d) – (e) Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 26, 2014, the Reporting Persons entered into a Purchase Agreement, effective as of February 26, 2014 (the “Purchase Agreement”) with the Issuer and Spectrum Group International, Inc. (“Spectrum”) for the sale (the “Purchase”) of (1) any shares of Common Stock that the Reporting Persons may receive in a distribution of Common Stock to the Reporting Persons (the “Spinoff”), (2) 3,032,270.12 shares of common stock of Spectrum (“Spectrum Common Stock”) beneficially owned by the Reporting Persons and (3) the right, title and interest in certain items that were purported to have belonged to George Washington (all such items, collectively, the “Washington Collection”) for a total consideration of $6,717,767.25 (the “Purchase Price”). At a closing on the date of the Purchase Agreement (the “First Closing”), the Reporting Persons sold and Spectrum purchased 1,516,135.06 shares of Spectrum Common Stock and the Washington Collection, for an aggregate of $3,533,883.63.

On March 14, 2014, as part of the Spinoff, Spectrum distributed to the Reporting Persons 379,033 shares of Common Stock, of which 5,520 shares of Common Stock were distributed to AFINSA and 373,513 shares of Common Stock were distributed to Auctentia.

Pursuant to the Purchase Agreement, at a closing to be held on or before July 1, 2014 (the “Second Closing”), the Reporting Persons will sell and the Issuer will purchase 379,033 shares of Common Stock for an aggregate price of $2,198,395.83, and the Reporting Persons will sell and Spectrum will purchase 1,516,135.06 shares of Spectrum Common Stock, for an aggregate price of $985,487.79, in each case together with interest calculated from February 26, 2014, to the date of the Second Closing at the rate of 4% per annum. The Purchase and the related documentation are described in the Current Report on Form 8-K filed by the Issuer on February 27, 2014.

The foregoing description of the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, copies of which are incorporated by reference hereto from Exhibit 99.1 of the Issuer’s 8-K dated February 27, 2014.

Item 7.            Material to Be Filed As Exhibits.

Exhibit A:
Purchase Agreement, dated February 26, 2014, by and among the Issuer, A-Mark and the Reporting Persons (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on February 27, 2014)

Exhibit B:	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: March 26, 2014

AFINSA BIENES TANGIBLES S.A. EN LIQUIDACION

By:	/s/ Javier Díaz-Gálvez de la Cámara
Name:	Javier Díaz-Gálvez de la Cámara
Title:	Trustee

By:	/s/ Benito Agüera Marín
Name:	Benito Agüera Marín
Title:	Trustee

By:	/s/ Carmen Salvador Calvo
Name:	Carmen Salvador Calvo
In representation of Tesoreria General del la Seguridad Social
Title:	Trustee
AUCTENTIA, S.L.

By:	/s/ Javier Díaz-Gálvez de la Cámara
Name:	Javier Díaz-Gálvez de la Cámara
Title:	Joint Administrator

By:	/s/ Benito Agüera Marín
Name:	Benito Agüera Marín
Title:	Joint Administrator